Tora Trading Services, LLC

(SEC ID. No. 8-66925)

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2018 and
Report of Independent Registered Public Accounting
Firm

Public Document
(Pursuant to Rule 17a-5(e)(3) under the Security and Exchange Act of 1934)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66925

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tora Trading Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1440 Chapin Avenue, Suite 205
(No. and street)

Burlingame	California	94010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Catuna (415) 546-2293
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino LLP
(Name – *if individual, state last, first, middle name*)

50 W San Fernando St., Suite 500	San Jose	California	95113
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Catuna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Tora Trading Services, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer.

Paul J Catuna   _Feb 21, 2019_
Signature   Date

Chief Financial Officer
Title

State of California
County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 19th day of February, 2019, Paul Catuna proved to me on the basis of satisfactory evidence to be the persons who appear before me.

_____
Notary Public

Please see attached certificate



RICARDO A. MARTINEZ
Notary Public - California
San Mateo County
Commission # 2238876
My Comm. Expires Apr 20, 2022

Ricardo A. Martinez
February 21, 2019



ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo)

On February 21, 2019 before me, Ricardo A. Martinez
(insert name and title of the officer)

personally appeared Paul J. Catuna,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

RICARDO A. MARTINEZ
Notary Public - California
San Mateo County
Commission # 2238876
My Comm. Expires Apr 20, 2022

Signature Ricardo A. Martinez **(Seal)**

TORA TRADING SERVICES, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]		Report of Independent Registered Public Accounting Firm.
[x]	(a)	Facing page.
[x]	(b)	Statement of Financial Condition.
[x]	(c)	Statement of Income.
[x]	(d)	Statement of Cash Flows.
[x]	(e)	Statement of Changes in Member's Equity.
☐	(f)	Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable).
[x]	(g)	Computation of Net Capital.
[x]	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable).
☐	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 (not required) and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable).
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
[x]	(l)	An Oath or Affirmation.
[x]	(m)	A copy of the SIPC Supplemental Report (filed separately).
[x]	(n)	A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon (filed separately).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Tora Trading Services, LLC
Burlingame, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Tora Trading Services, LLC (the "Company") as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Tora Trading Services, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in supplemental schedules (g) and (h) listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Change in Accounting Principle

As described in Note 2 to the financial statements, the Company has changed its method of accounting for revenue in 2018 due to the adoption of Accounting Standards Update No. 2014-09 ("ASU 2014-09"). Our opinion is not modified with respect to that matter.

Armanino LLP

Armanino^{LLP}
San Jose, California

We have served as Tora Trading Services, LLC's auditor since 2016.

February 19, 2019

TORA TRADING SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets

Cash and cash equivalents	$ 1,002,963
Due from member	1,161,326
Due from broker	4,261
Prepaid expenses and other assets	68,973
Property and equipment - net of $176,691 accumulated depreciation	74,265
Total assets	$ 2,311,788

Liabilities and Member's Equity

Accounts payable and accrued expenses	$ 271,743
Accrued compensation	312,676
Total liabilities	584,419
Member's equity	1,727,369
Total liabilities and member's equity	$ 2,311,788

The accompanying notes are an integral part of these financial statements.

TORA TRADING SERVICES, LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2018

Revenues:	
Service	$ 5,976,864
Commissions	1,341,935
Total revenues	7,318,799
Expenses:	
Compensation	5,636,596
Cost of commissions	179,597
Soft dollar expenses	158,491
Travel and entertainment	243,603
Research fees	72,168
Rent	228,980
Telecom	80,953
Outside services	225,727
Professional fees	26,185
Depreciation and amortization	29,297
Other operating expense	149,350
Total expenses	7,030,947
Net income	$ 287,852

The accompanying notes are an integral part of these financial statements.

TORA TRADING SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2018

Member's equity - January 1, 2018	$ 1,439,517
Net income	287,852
Member's equity - December 31, 2018	$ 1,727,369

The accompanying notes are an integral part of these financial statements.

TORA TRADING SERVICES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

Cash flow from operating activities:		
Net income	$	287,852
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		29,297
Changes in assets and liabilities:		
Due from member		(390,572)
Due from broker		254
Prepaid expenses and other assets		(39,959)
Accounts payable and accrued expenses		116,914
Accrued compensation		85,180
Net cash provided by operating activities		88,966
Cash flows from investing activities:		
Purchase of property and equipment		(40,081)
Proceeds from sale of asset		469
Net cash used in investing activities		(39,612)
Net increase in cash and cash equivalents		49,354
Cash and cash equivalents - beginning of year		953,609
Cash and cash equivalents - end of year	$	1,002,963

The accompanying notes are an integral part of these financial statements.

TORA TRADING SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018

1. Organization

Tora Trading Services, LLC (the "Company") is organized as a Delaware limited liability company and operates in the United States. The Company is a securities broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). The Company operates as an introducing broker dealer and does not hold funds or securities for customers, and does not owe any money or securities to customers. The Company is wholly owned by Tora Trading Services Limited, a Cayman Islands company (the "Member"). The Member is a wholly owned subsidiary of Tora Holdings, Inc. (the "Parent Company" or "Tora Holdings"), a Delaware corporation. Tora Holdings is a provider of execution and trade order management systems for hedge funds, asset managers, and proprietary trading desks. The Member delegates certain services to the Company, including outsourced trading. The Company refers trades to Tora Trading Services Limited, Hong Kong, a wholly owned subsidiary of the Member, and other non-affiliated broker dealers.

2. Summary of Significant Accounting Policies

Basis of Presentation — The accompanying financial statements of the Company have been presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's results of operations and financial position could differ significantly from the financial position and results that would have been achieved if the Company was not owned by the Member and Tora Holdings.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly. actual results could differ from those estimates.

Service Revenue — The Company earns revenue by providing its Member services. The Company earns cost plus 5% for expenses incurred in the ordinary course of business and cost for certain other expenses such as employee bonuses and stock based compensation. Revenue is recognized at the time the expenses are incurred.

Commission Revenue — The Company also derives revenue from commissions which are earned when the Company executes trades as a broker for end users. Commissions are recorded on a trade date basis, which is when the Company's performance obligations in generating the commissions have been substantially completed. It is the Company's judgment that the geographical location and contracts of the end users do not affect the nature, timing, or certainty of revenue or cash flow, and therefore do not warrant disaggregation.

Cash and Cash Equivalents — The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less at acquisition. other than those held for sale in the ordinary course of business, to be cash equivalents. The Company holds cash in financial institutions in excess of FDIC insured limits. The Company periodically reviews the financial condition of the institutions and assesses the credit risk.

Due from Member — The Company collects service revenue from the Member. The Company considers Due from Member to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Due from Broker — The Company collects commission revenue from its prime broker once the trades it executes are settled. The Company considers Due from Broker to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment — Property and equipment are valued at cost. Depreciation is being provided by the use of the straight-line method over the estimated useful lives of the assets.

Income Taxes — As a single member limited liability company, the Company is not directly liable for income taxes. Accordingly, federal and state income taxes have not been reflected in the accompanying financial statements.

Fair Value of Financial Instruments — The carrying amounts of cash and cash equivalents, the amount due from broker, accounts payable and accrued liabilities approximate fair values because of the short-term maturities and/or liquid nature of these assets and liabilities. Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Recently Issued Accounting Pronouncements — In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("Topic 606") ("ASU 2014-09"), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products or services are transferred to customers. ASU 2014-09 is now effective for the Company's fiscal year beginning January 1, 2018. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"), which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either financing or operating, with classification affecting the pattern or expense recognition in the statement of income. ASU 2016-02 will be effective for the Company's fiscal year beginning January 1, 2019. The Company has identified the affected population of its leases and is currently evaluating the accounting, transition and disclosure requirements of the standard.

3. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At

December 31, 2018, the Company's net capital was $422,805, which exceeded the minimum requirement by $172,805. The Company's ratio of aggregate indebtedness to net capital at December 31, 2018 was 1.38 to 1.

4. **Commitments**

    Operating Leases — The Company leases office space under non-cancelable operating leases with various expiration dates through 2022. Future annual minimum lease payments under the Company's leases are as follows:

    Year ending

2019	217,527
2020	232,435
2021	153,077
2022	115,991
Total minimum lease payments	$ 719,030

5. **Stock-Based Compensation**

    Stock Options

    Under the Tora Holdings 2010 Equity Incentive Plan ("2010 Plan"), the Parent Company grants stock options to employees of the Company. The Parent Company may grant up to 1,517,500 stock options to employees under the 2010 Plan. The Company records the related expense amounts in compensation expense. Generally, stock options granted under the plan vest 25% one year from the date of grant and the remainder vest at a rate of 2.08% per month thereafter. All options expire 10 years from the date of grant.

The following table summarizes stock option activity for employees of the Company:

	Options Outstanding	Weighted Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at January 1, 2018	808,300	$ 4.55	
Granted	-	-	
Exercised	-	-	
Cancelled	(243,750)	4.98	
Outstanding at December 31, 2018	564,550	$ 4.37	2.96
Options exercisable at December 31, 2018	564,550	$ 4.37	2.96

At December 31, 2018, all outstanding options have vested. The weighted average grant-date fair value was $1.93. At December 31, 2018, there was no unrecognized compensation cost related to stock options. In 2018, there were no compensation costs related to stock options.

Stock Appreciation Rights

Under the Tora Holdings 2013 Stock Appreciation Rights Plan ("2013 Plan"), Tora Holdings may grant stock appreciation rights ("SARs") to employees of the Company. SAR's vest upon the satisfaction of all of the following: the fulfillment of service conditions, performance conditions, and the occurrence of a Company transaction or event. No SAR's were granted in 2018, and there are no outstanding SAR's at December 31, 2018.

6. **Employee Benefit Plan**

The Company's 401(k) profit sharing plan covers all employees who are over the age of 21 and will be employed for at least 1,000 hours of service per year of eligibility. The plan provides for matching employee contributions of 100% of the elective deferral which does not exceed 5% of compensation up to $7,500. Employer contributions vest immediately for employees hired before April 1, 2013 and over four years for employees hired subsequently. Employee contributions are always 100% vested. For the year ended December 31, 2018. the Company made contributions to the plan of $131,906.

7. **Subsequent Events**

The Company evaluated subsequent events through February 19, 2019, the date the financial statements were available to be issued.

* * * * * *

SUPPLEMENTAL INFORMATION

TORA TRADING SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Net Capital --	
Total member's equity	$ 1,727,369
Less: Nonallowable assets:	
Due from member	1,161,326
Prepaid expenses and other assets	68,973
Property and equipment (net)	74,265
Total nonallowable assets	1,304,564
Net Capital Before Haircut	422,805
Less: Haircut on securities	-
Net capital	422,805
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $584,419 or $250,000 whichever is greater	250,000
Excess Net Capital	$ 172,805

There were no material differences between the above computation and the computation included in the Company's unaudited December 31, 2018 FOCUS Report.

TORA TRADING SERVICES, LLC

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT
TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018**

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934 as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE REPORT ON EXEMPTION FROM SEC RULE 15c3-3 OF
TORA TRADING SERVICES LLC
FOR THE YEAR ENDED DECEMBER 31, 2018

To the Board of Directors and Member of
Tora Trading Services, LLC
Burlingame, California

We have reviewed management's statements, included in the accompanying Tora Trading Services, LLC Report on Exemption From SEC Rule 15c3-3 for the year ended December 31, 2018, in which (1) Tora Trading Services, LLC (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Armanino LLP

Armanino^LLP
San Jose, California

February 19, 2019



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES ON SCHEDULE
OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Member of
Tora Trading Services, LLC
Burlingame, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Tora Trading Services, LLC (the "Company"), and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III (FOCUS Report) for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties above and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Armanino LLP

Armanino^LLP
San Jose, California

February 19, 2019